                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                               (AMENDMENT NO. 11)

                   Under the Securities Exchange Act of 1934

                         Baldwin Piano & Organ Company
                         -----------------------------
                                (Name of issuer)


                                 Common Stock
                         ------------------------------
                         (Title of class of securities)

                                    058246109
                         ------------------------------
                                 (CUSIP number)

Kenneth W. Pavia, Sr.                                    Charles Powers
Bolero Investment Group, L.P.                            Florence Partners Inc.
1101 E. Balboa Boulevard                                 2419 Sumter St. Ext.
Newport Beach, CA  92661-1313                            Florence, SC 29502
(714) 675-3850                                           (803) 660-1941


                 ----------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                                    COPY TO:

                                 Scott R. Haber
                                Latham & Watkins
                       505 Montgomery Street, Suite 1900
                      San Francisco, California 94111-2562
                                 (415) 391-0600


                                  May 15, 1998
            -------------------------------------------------------
            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


                               Page 1 of 10 Pages
                          Exhibit Index is on Page 10

                                  SCHEDULE 13D

CUSIP No. 058246109                                           Page 2 of 10 Pages


  1.   Name of Reporting Person

                BOLERO INVESTMENT GROUP, L.P.

  2.   Check the Appropriate Box if a Member of a Group             (a) [x]
                                                                    (b) [ ]

  3.   SEC Use Only


  4.   Source of Funds

                AF, WC

  5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                               [ ]

  6.   Citizenship or Place of Organization

                CALIFORNIA


                      7.      Sole Voting Power

                                       242,160 SHARES OF COMMON STOCK

  Number of
  Shares              8.      Shared Voting Power
  Beneficially
  Owned By                             -0- SHARES OF COMMON STOCK
  Each
  Reporting
  Person              9.      Sole Dispositive Power
  With
                                       242,160 SHARES OF COMMON STOCK


                     10.      Shared Dispositive Power

                                       -0- SHARES OF COMMON STOCK


 11.     Aggregate Amount Beneficially Owned by Each Reporting Person

                242,160 SHARES OF COMMON STOCK


 12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        [ ]

13.     Percent of Class Represented by Amount in Row (11)

                7.0%


 14.     Type of Reporting Person

                PN

                                  SCHEDULE 13D

CUSIP No. 058246109                                           Page 3 of 10 Pages


  1.   Name of Reporting Person

                KENNETH W. PAVIA, SR.

  2.   Check the Appropriate Box if a Member of a Group             (a) [x]
                                                                    (b) [ ]

  3.   SEC Use Only


  4.   Source of Funds

                AF, PF

  5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                               [ ]

  6.   Citizenship or Place of Organization

                UNITED STATES OF AMERICA


                      7.      Sole Voting Power

                                       314,160 SHARES OF COMMON STOCK

  Number of
  Shares              8.      Shared Voting Power
  Beneficially
  Owned By                             -0- SHARES OF COMMON STOCK
  Each
  Reporting
  Person              9.      Sole Dispositive Power
  With
                                       314,160 SHARES OF COMMON STOCK


                     10.      Shared Dispositive Power

                                       -0- SHARES OF COMMON STOCK


 11.     Aggregate Amount Beneficially Owned by Each Reporting Person

                314,160 SHARES OF COMMON STOCK


 12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        [ ]

13.     Percent of Class Represented by Amount in Row (11)

                9.1%


 14.     Type of Reporting Person

                IN

                                  SCHEDULE 13D

CUSIP No. 058246109                                           Page 4 of 10 Pages


  1.   Name of Reporting Person

                FHI, INC.

  2.   Check the Appropriate Box if a Member of a Group             (a) [x]
                                                                    (b) [ ]

  3.   SEC Use Only


  4.   Source of Funds

                WC

  5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                               [ ]

  6.   Citizenship or Place of Organization

                CALIFORNIA


                      7.      Sole Voting Power

                                       52,000 SHARES OF COMMON STOCK

  Number of
  Shares              8.      Shared Voting Power
  Beneficially
  Owned By                             -0- SHARES OF COMMON STOCK
  Each
  Reporting
  Person              9.      Sole Dispositive Power
  With
                                       52,000 SHARES OF COMMON STOCK


                     10.      Shared Dispositive Power

                                       -0- SHARES OF COMMON STOCK


 11.     Aggregate Amount Beneficially Owned by Each Reporting Person

                52,000 SHARES OF COMMON STOCK


 12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        [ ]

13.     Percent of Class Represented by Amount in Row (11)

                1.5%


 14.     Type of Reporting Person

                CO

                                  SCHEDULE 13D

CUSIP No. 058246109                                           Page 5 of 10 Pages


  1.   Name of Reporting Person

                FLORENCE PARTNERS INC.

  2.   Check the Appropriate Box if a Member of a Group             (a) [x]
                                                                    (b) [ ]

  3.   SEC Use Only


  4.   Source of Funds

                WC

  5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                               [ ]

  6.   Citizenship or Place of Organization

                SOUTH CAROLINA


                      7.      Sole Voting Power

                                       20,000 SHARES OF COMMON STOCK

  Number of
  Shares              8.      Shared Voting Power
  Beneficially
  Owned By                             -0- SHARES OF COMMON STOCK
  Each
  Reporting
  Person              9.      Sole Dispositive Power
  With
                                       20,000 SHARES OF COMMON STOCK


                     10.      Shared Dispositive Power

                                       -0- SHARES OF COMMON STOCK


 11.     Aggregate Amount Beneficially Owned by Each Reporting Person

                20,000 SHARES OF COMMON STOCK


 12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        [ ]

13.     Percent of Class Represented by Amount in Row (11)

                .6%


 14.     Type of Reporting Person

                CO

                                  SCHEDULE 13D

CUSIP No. 058246109                                           Page 6 of 10 Pages


  1.   Name of Reporting Person

                CHARLES POWERS

  2.   Check the Appropriate Box if a Member of a Group             (a) [x]
                                                                    (b) [ ]

  3.   SEC Use Only


  4.   Source of Funds

                AF, PF

  5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                               [ ]

  6.   Citizenship or Place of Organization

                UNITED STATES OF AMERICA


                      7.      Sole Voting Power

                                       20,000 SHARES OF COMMON STOCK

  Number of
  Shares              8.      Shared Voting Power
  Beneficially
  Owned By                             -0- SHARES OF COMMON STOCK
  Each
  Reporting
  Person              9.      Sole Dispositive Power
  With
                                       20,000 SHARES OF COMMON STOCK


                     10.      Shared Dispositive Power

                                       -0- SHARES OF COMMON STOCK


 11.     Aggregate Amount Beneficially Owned by Each Reporting Person

                20,000 SHARES OF COMMON STOCK


 12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        [ ]

13.     Percent of Class Represented by Amount in Row (11)

                .6%


 14.     Type of Reporting Person

                IN

                 This Amendment No. 11 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 18, 1996, as amended (as amended, the "Schedule 13D"), relating to shares of common stock, par value $.01 per share (the "Shares"), of Baldwin Piano & Organ Company, a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.


Item 3.          Source and Amount of Funds or Other Consideration.

                 Item 3 to the Schedule 13D is hereby amended, in pertinent part, as follows:

                 Since the date of Amendment No. 6 to the Schedule 13D, Bolero has acquired 24,700 Shares which were purchased by Bolero for an aggregate purchase price (excluding commissions) of $393,273, which amount was provided from its working capital.

                 Since the date of Amendment No. 6 to the Schedule 13D, Florence Partners has acquired 10,000 Shares which were purchased by Florence Partners for an aggregate purchase price (excluding commissions) of $125,500, which amount was provided from its working capital.

                 Balboa has been liquidated and its limited partner interests in Bolero have been distributed to its General Partner, Mr. Pavia, and its limited partners, including FHI.


Item 5.  Interest in Securities of the Issuer.

                 Item 5 to the Schedule 13D is hereby amended, in pertinent part, as follows:

                 (a)-(b) As of the close of business on May 22, 1998, Bolero directly owned in the aggregate 242,160 Shares, which represent approximately 7.0% of the 3,445,710 Shares outstanding as of May 1, 1998, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (the "Outstanding Shares"). Bolero, acting through its sole general partner, Mr. Pavia, has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which it owns directly.

                 As of the close of business on May 22, 1998, Florence Partners directly owned in the aggregate 20,000 Shares, which represent approximately
 .6% of the Outstanding Shares. Florence Partners has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which it owns directly.

                 As of the close of business on May 22, 1998, Mr. Powers did not hold any Shares directly. As the sole director, executive officer and shareholder of Florence Partners, Mr. Powers may be deemed to beneficially own the Shares held by Florence Partners. As a limited partner of Bolero, Mr. Powers has no right to vote or dispose of any Shares held by Bolero, and therefore does not beneficially own any Shares held by Bolero.



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
                 As of the close of business on May 22, 1998, Mr. Pavia did not hold any Shares directly. As the sole general partner of Bolero, Mr. Pavia may be deemed to beneficially own the Shares held by Bolero. As the sole executive officer and shareholder of FHI, Mr. Pavia may be deemed to beneficially own the Shares held by FHI. As the managing director of Florence Partners, Mr. Pavia may be deemed to beneficially own the Shares held by Florence Partners.

                 By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), Bolero, Mr. Pavia, FHI, Florence Partners and Mr. Powers may be deemed to be a "group." By reason of the provisions of Rule 13d-5 under the Act, the group consisting of these entities may be deemed to own all Shares beneficially owned by Bolero, Mr. Pavia, FHI, Florence Partners and Mr. Powers. Mr. Powers and Florence Partners do not affirm the existence of such a group and disclaim beneficial ownership of shares of Common Stock beneficially owned by Bolero, Mr. Pavia and FHI.
Bolero, Mr. Pavia and FHI also do not affirm the existence of such a group and disclaim beneficial ownership of Shares beneficially owned by Florence Partners and Mr. Powers.

                 Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5(a)-(b).

                 (c) On May 15, 1998, Florence Partners purchased 2,000 Shares through an open market purchase for $15.375 per Share (excluding commissions), which was effected in the over-the-counter market.

                 Except as set forth herein, none of the Reporting Persons or Mrs. Pavia has effected any transaction in the Shares during the past 60 days.


Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement (incorporated by reference to Amendment No. 6 to the Schedule 13D).



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                                   SIGNATURE

                 After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 22, 1998

                                              Bolero Investment Group, L.P.


                                              By: /s/ Kenneth W. Pavia, Sr.
                                                  ---------------------------
                                              Name:  Kenneth W. Pavia, Sr.
                                              Its:   General Partner



                                              /s/ Kenneth W. Pavia, Sr.
                                              -------------------------------
                                              Kenneth W. Pavia, Sr.



                                              FHI, Inc.


                                              By: /s/ Kenneth W. Pavia, Sr.
                                                  ---------------------------
                                              Name:  Kenneth W. Pavia, Sr.
                                              Its:   President



                                              Florence Partners Inc.


                                              By: /s/ Charles Powers
                                                  ---------------------------
                                              Name:  Charles Powers
                                              Its:   President



                                              /s/ Charles Powers
                                              -------------------------------
                                              Charles Powers



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                                 EXHIBIT INDEX


Exhibit 1 Joint Filing Agreement (incorporated by references to Amendment No. 6 to the Schedule 13D).





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